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                                                                       EXHIBIT 2



CONTACT:  THE MILLER GROUP
          Rudy R. Miller
          Mary A. Nance
          The Miller Group, Investor Relations for Forte Computer Easy, Inc.
          (602) 225-0504


                           NEWS FOR IMMEDIATE RELEASE

                            FORTE COMPUTER EASY, INC.
                         SIGNS DEFINITIVE AGREEMENT WITH
                      AMERICAN ARCHITECTURAL PRODUCTS, INC.


YOUNGSTOWN, OHIO, October 29, 1996 - (NASDAQ: CEAS) - Forte Computer Easy, Inc. announced today it has made a major step forward in completing the acquisition of American Architectural Products, Inc. The combined annualized revenue of the combined entities is projected to be approximately $75 million.

Forte Computer Easy signed a definitive agreement with AAP Holdings, Inc., the parent of American Architectural Products, Inc., to acquire its operations consisting of Eagle Window & Door, Inc. of Dubuque, Iowa, Taylor Building Products Company of West Branch, Michigan and Mallyclad of Detroit, Michigan. The Company's fenestration acquisitions are a part of its strategic plan in becoming a substantial industry leader in the manufacture and distribution of windows, doors and other fenestration products. The Company continues to evaluate additional acquisition opportunities.

"I am excited that the nine months invested in locating our merger partners and management team will enable the Company to meet its plan for growth in the fenestration industry," said Frank Amedia, Forte Computer Easy's chairman and chief executive officer. "The companies we selected have significantly broadened our product line and have added seasoned executives to our operations.

"Donald Lambrix will be Vice President of Manufacturing Operations. Don is well respected in the industry and has more than 20 years experience in multiple manufacturing operations in the fenestration arena," Amedia said. "Also, as part of the senior management group is David McKelvey who will hold the position of Vice President of Corporate Business Development and will design the administrative operation for our multiple locations. David currently directs administrative operations for Forte Computer Easy.

"I am pleased that I will be working with such highly qualified professionals," Amedia continued. "Executive management has the expertise for Company growth both internally and through
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additional acquisitions. This positioning is a benefit to current employees and in turn will enhance shareholder value."

Mr. Amedia, who has an extensive background in management and manufacturing operations, will be proposed for Board of Director's approval to be President and Chief Executive Officer of the merged companies. Additional members to the management team will be announced as appointments are completed. The Company's headquarters will remain in Youngstown, Ohio.

The Company's objective is to close the transaction by December 31, 1996, and it is expected that the consolidation of operations will occur simultaneous with the closing. As customary in complex merger transactions of this type, it is subject to a number of conditions. At the first shareholders meeting following the closing, the Company will seek shareholder approval of a reincorporation of the Company in Delaware under the name "American Architectural Products Corporation." The new name will better reflect the Company's business in the commercial and residential fenestration manufacturing industry.

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